

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-mail
Jeremy Harris
President
Arrow Cars International Inc.
Calle del Escritor Herrera Santaolalla, No. 2
Churriana, Malaga, Spain 29140

> **Re: Arrow Cars International Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 30, 2013**
> **File No. 333-184611**

Dear Mr. Harris:

We have reviewed your amended registration statement and responses to our letter dated March 8, 2013 and have the following additional comments.

Independent Auditor's Report, page F-1

1. The first paragraph of your independent auditor's report states that they audited the consolidated balance sheets of Arrow Cars International, Inc. (Successor) and Arrow Cars S.L. (Predecessor) as of March 8, 2012 (date of Inception) through December 31, 2012 and December 31, 2011, respectively, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for the two periods then ended. However, this appears to indicate that the consolidated statements of operations, changes in shareholders' deficit, and cash flows presented are only for the period from March 8, 2012 through December 31, 2012, rather than for the full year. For clarity, your auditor should revise their report to state, in a similar manner to their consent, the audit performed was for the two years ended December 31, 2012 and December 31, 2011. The third paragraph of their report should also be revised in this regard.

Item 13. Other Expenses of Issuance and Distribution, page II-1

2. Please complete the table included in this section in your next amendment or tell us why you are unable to do so.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       David E. Wise, Esq.
       WiseLaw, P.C.